

October 27, 2023

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Goldman Sachs Bank Europe SE
SBSE-A/A Summary of Changes:

In order to assist with the review process of Goldman Sachs Bank Europe SE's Form SBSE-A/A, please see below for the summary of changes made on October 27, 2023:

- Removed Michael H. Bartsch as Chief Compliance Officer
- Added Theodore Allan Kiem as Chief Compliance Officer
- Added Theodore Allan Kiem under Section H - Contact Employee
- Added Theodore Allan Kiem under Section I - Chief Compliance Officer
- Added Lear E. Janiv as Director

Sincerely,

Goldman Sachs Bank Europe SE